For period ending 12-31-96
File Number 811 - 5710


77(C) Matters submitted to a vote of security holders.



a.    Annual meeting of shareholders - November 5, 1996



b.    Matters voted on and number of affirmative/negative votes:



1. Election of Trustees: S.M.S. Chadha, Robert M. DeMichele, Beverley C. Duer, Barbara R. Evans, Lawrence Kantor, Jerard F. Maher, Andrew M. McCosh, Donald B. Miller,
      John G. Preston, Margaret W. Russell and Philip C. Smith

      For All Trustees:   1,914,620         Withheld Authority: 22,510



2. Ratification of the selection of KPMG Peat Marwick as the independent certified public accountants for the Fund.

      Votes:    For               Against        Abstain
                1,902,850         27,940          6,341